EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS (in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three months ended March 31, 2023 and 2022. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated May 12, 2023. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. reinjection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Topline results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. The Corporation is in the process of working towards definitive studies for this indication. In March 2022, the Corporation submitted the Company’s New Drug Application (NDA) to the FDA for Fexapotide Triflutate to seek marketing approval in the U.S. for Fexapotide Triflutate for the treatment of men with benign prostatic hyperplasia (BPH). The Corporation also has an extensive patent portfolio covering its marketed products

1

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, and other operational changes.

The topline failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of March 31, 2023 and anticipated funds from investors and planned financing will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history as a drug development company. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development, as well as submissions to key regional jurisdictions for Marketing Approval of our potential therapeutic products.

On July 27, 2015, Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX020017 and NX020018 of Fexapotide Triflutate (NX-1207) for BPH had successfully met the prespecified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation has maintained all Quality Assurance activities from this office.

COVID-19 pandemic impact

As is generally and clearly understood, the COVID-19 pandemic has had and continues to have a major slowdown effect on worldwide business activity. Although the Company does not anticipate any fundamental change in its business plans, management does expect some degree of unavoidable slowdown due to the Company’s inherent reliance on business activities from multiple external partners, supply chains, and participation of organizations outside our control. Due to the downstream effect of these factors, it is not possible at this time to expect or to provide exact timelines for key corporate forward events. The Company cannot predict or comment on behalf of third parties (such as vendors, suppliers, partners, collaborators, etc) and their restrictions and challenges in the current business environment. However, the Company will give all relevant updates in a timely fashion.

2

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company’s activities and projected timelines for milestones. In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company in regard to other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ listed non- U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Three Months Ended March 31	2023	2022
Total revenues	$-	$-
Net loss	$(1,386,783)	$(5,086,358)
Loss per share (basic & diluted)	$(0.02)	$(0.06)

3

Results of Operations – Q1 2023 compared to Q1 2022

Net loss was $1,386,783, or $0.02 per share, for the quarter ended March 31, 2023, compared to net loss of $5,086,358, or $0.06 per share, for the quarter ended March 31, 2022. The decrease of 3,699,575 in net losses for the three months ended March 31, 2023 compared to the same period in 2022 is primarily due to a decrease of $ 3,614,346 in R&D expense and a decrease of $75,454 in G&A expense. The weighted average number of common shares outstanding for the three months ended March 31, 2023 was 90,515,140 compared to 86,026,673 for the same period in 2022.

Revenues

Revenues from sales of goods were nil for the quarters ended March 31, 2023 and 2022 respectively.

Research and Development

Research and development expenditures were $719,744 for the quarter ended March 31, 2023, compared with $4,334,089 for the quarter ended March 31, 2022. Research and development expenditures mainly include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials. Research and development expenditures also include stock compensation and stock option expense charges of $32,369 in the three months ended March 31, 2023 and $63,503 in the comparative period in 2022.The decrease of $3,614,346 for the quarter ended March 31, 2023 is mainly attributable to an NDA application fee payment of $3,117,218 in Mach,2022, to a decrease of $39,749 Lab service cost, a decrease of $31,134 in stock-based compensation charge, a decrease of $100,000 compensation and a decrease of $124,166 inprofessional fee.

Marketing Expenses

Marketing expenditures were nil for the quarters ended March 31, 2023 and 2022, respectively. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $664,668 for the quarter ended March 31, 2023, compared with $740,122for the quarter ended March 31, 2022. General and administrative expenditures also include stock compensation expense charges of $37,096 for the three months ended March 31, 2023 and $31,133 in the comparative period in 2022. The decrease of $75,454 for the quarter ended March 31, 2023 is mainly attributable a decrease of $100,000 in director compensation offset with an increase of $5,963 in stock compensation charge. The Corporation expects that general and administrative expenditures will increase as new product market approvals leads to expanded operations.

Finance costs

Net finance costs was $2,371 for the quarter ended March 31, 2023, compared with net finance costs of $12,146 for the quarter ended March 31, 2022. The finance costs decrease of $9,775 for the quarter ended March 31, 2023 is mainly attributable to an increase of $4,399 in interest income, a decrease of $4,322 in operation lease interest expense and a decrease of $1,054 in finance charges .

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2023 or 2022.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

4

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and operating lease obligation as following:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease and rent for office space and equipment	$115,476	$115,476	$-	$-
Insurance premium installments	368,414	368,414
Total Contractual Obligations other than accounts payable and accrued liabilities	$483,890	$483,890	$-	$-

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments and copier rent.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2023 and 2022 other than those disclosed for key management personnel in note 6 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity, Capital Resources

As of March 31,2023, cash and receivables including tax receivable totaled $361,000 compared with $1,413,000 at December 31, 2022.

We used cash in our operating activities in the amounts of $988,571 and $4,206,589 for the quarters ended March 31, 2023 and 2022, respectively. The cash used in operating activities decrease is mainly attributable to NDA application fee payment of $3,117,218 in Mach,2022.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

As of March 31, 2023, the Corporation made principal repayment of operation lease at a total of $60,434.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees. As at March 31, 2023, we had an accumulated deficit of $200,525,019 and we have negative cash flows from operations. The Corporation had a negative working capital of $1,912,795 at March 31, 2023. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods, however, we have cash totaling over $351 thousand at our bank as of March 31, 2023.

5

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful; however, management believes the use of the going concern assumption is appropriate.

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital Disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, “and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures is effective as of March 31, 2023.

Changes in Internal Controls over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. To improve the weakness in these areas, the Corporation implemented a remediation plan.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

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NYMOX PHARMACEUTICAL CORPORATION

Condensed Interim Consolidated Financial Statements

(Unaudited)

Financial Statements

Condensed Consolidated Statements of Operations (Unaudited)	8
Condensed Consolidated Statements of Financial Position (Unaudited)	9
Condensed Consolidated Statements of Cash Flow (Unaudited)	10
Condensed Consolidated Statements of Changes in Deficit (Unaudited)	11

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Basis of preparation	12
2.	Liquidity, going concern and management’s response	12
3.	Share capital	12
4.	Earnings per share	14
5.	Operation lease and other commitment	15
6.	Related party transactions	16
7.	Subsequent events	17

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NYMOX PHARMACEUTICAL CORPORATION

Condensed Consolidated Statements of Operations (Unaudited)

Three month periods ended March 31, 2023 and 2022

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares)

	Three months ended March 31,
	2023	2022
Revenues
Sales of goods	$-	$-
Total revenues	-	-
Cost of goods sold and operating Expenses
Cost of goods sold	-	-
Research and development	720	4,334
General and administrative	665	740
Total operating expenses	1,385	5,074
Loss from operations	(1,385)	(5,074)
Other Income (expense)
Finance expense	2	(3)
Finance costs	(2)	(3)
Operating lease interest expense	(2)	(6)
Loss before income tax	(1,387)	(5,086)
Income tax provision (recovery)	-	-
Net Loss	$(1,387)	$(5,086)
Attributable to:
Net loss attributable to Nymox shareholders	(1,387)	(5,086)
Basic and diluted loss per share	(0.02)	(0.06)
Weighted average number of common shares outstanding	90,515	86,027

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION

Condensed Consolidated Statements of Financial Position (Unaudited)

March 31, 2023 and December 31, 2022

(In Thousands of US Dollars and Thousands of Shares)

		March 31,	December 31,
ASSETS	Note	2023	2022
Current assets
Cash at bank		$351	$1,403
Other receivables		10	10
Security deposit		28	28
Prepaid expenses and other current assets		72	16
Total current assets		461	1,457
Non-current assets
Property and equipment		10	10
Operating lease right-of-use asset, net	5	104	158
Total assets		$575	$1,625

LIABILITIESAND SHAREHOLDERS DEFICIT
Current liabilities
Accounts payable and accrued liabilities		$2,260	$1,934
Operating lease liability due within one year	5	114	173
Total current liabilities		2,374	2,107
Long term operating lease liability	5	-	-
Total liabilities		2,374	2,107
Shareholders’ Deficit
Share capital – unlimited authorized shares at no par value 90,515 and 90,515 shares outstanding at March 31, 2023 and December 31, 2022, respectively	3	171,671	171,671
Share capital subscription receivable		-	-
Additional paid-in capital	3	27,055	26,985
Accumulated deficit		(200,525)	(199,138)
Total Shareholders’ deficit		(1,799)	(482)
Total liabilities and shareholders’ deficit		$575	$1,625

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION

Condensed Consolidated Statements of Cash Flows (Unaudited)

Three-month periods ended March 31, 2023 and 2022

(In Thousands of US Dollars)

	Three months ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,387)	$(5,086)
Adjustments for:
Stock-based compensation	70	94
Depreciation	3	3
Amortization and others	56	61
Changes in non-cash operating balances:
Accounts receivable and other receivables	-	3
Prepaid expense	(56)	(14)
Inventory	-	-
Accounts payable and accrued liabilities	326	732
Net cash used in operating activities	(988)	(4,207)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(3)	-
Net cash flows used in investing activities	(3)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital	-	4,108
Repayment of operating lease and financing obligation	(61)	(59)
Net cash flows used in financing activities	(61)	4,049
Net decrease in cash	(1,052)	(158)
CASH AT BANK
Beginning of the period	1,403	830
End of the period	$351	$672

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION

Condensed Consolidated Statements of Changes in Shareholders’ Deficit (Unaudited)

Three-month periods ended March 31, 2023

(In Thousands of US Dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital Subscription	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2022	90,515	$171,671	$-	$26,985	$(199,138)	$(482)
Share issuance for cash and share subscription	-	-	-	-	-	-
Warrant issued				-		-
Stock-based compensation and service fee	-	-	-	70	-	70
Net loss	-	-	-	-	(1,387)	(1,387)
Balance, March 31, 2023	90,515	$171,671	$-	$27,055	$(200,525)	$(1,799)

Three-month period ended March 31, 2022

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital Subscription	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2021	85,546	$165,061	$(589)	$27,584	$(192,562)	$(506)
Share issuance for cash and share subscription	3,984	4,834	(1,900)	(568)	-	2,366
Warrant issued				1,741		1,741
Stock-based compensation and service fee	750	1,020	-	(925)	-	95
Net loss	-	-	-	-	(5,086)	(5,086)
Balance, March 31, 2022	90,280	$170,915	$(2,489)	$27,832	$(197,648)	$(1,390)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

1.	Business Activities and Basis Of Presentation:

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its whole owned subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2022 and notes thereto contained in the Corporation’s Annual Report on Form 20-F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 12, 2023.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

(c)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease for purpose of amortization and the valuation of common shares and stock option issued for services.

2.	Going concern considerations

Management believes that current cash balances as of March 31, 2023 and planned fund raising will be sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity need change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

3.	Share capital:

(a)

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of March 31, 2023, 8,820,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the three-month period ended March 31, 2023 and for options outstanding and exercisable at the end of the three-month period ended March 31, 2023, the weighted average exercise price and the weighted average years to expiration.

		Options
		outstanding	Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	Price	life (in years)
Outstanding, December 31, 2022	6,080,000	$1.76	2.92
Expired	–	–	–
Cancelled	–	–	–
Granted	100,000	0.30	6.90
Outstanding, March 31, 2023	6,180,000	$1.74	2.74
Options exercisable	6,163,333	$1.73	2.73

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

(c)	Stock-based compensation:

Stock -based compensation includes stock and stock option granted to employees and contractors for their service.

	Three months
	ended March 31,
Employee expense	2023	2022
Stock and stock option compensation granted in
2015	-	62,267
2020	32,369	32,369
2023	37,096	-
Total stock-based compensation expense recognized	$69,465	$94,636

The stock and stock option -based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months
	ended March 31,
	2023	2022
Stock-based compensation pertaining to general and administrative expenses	$37,096	$31,133
Stock-based compensation pertaining to research and development expenses	32,369	63,503
Total	$69,465	$94,636

(d)	Warrants:

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five year term. In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date, The warrants were recorded as part of additional paid in capital at a total of $1,877,608.

4.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months
	ended March 31,
	2023	2022
Issued common shares at beginning of period	90,515,140	85,545,875
Effect of shares issued	-	480,798
Weighted average number of common shares outstanding – basic	90,515,140	86,026,673
Weighted average number of shares outstanding – diluted	90,515,140	86,026,673

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5.	Operating lease and other commitments

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the three months ended March 31, 2023 and 2022 respectively:

(amounts in dollars)	Total
Balances as of January 1, 2023	$158,384
Renewed office lease	-
Amortization	(54,719)
Balances as of March 31, 2023	$103,665

(amounts in dollars)	Total
Balances as of January 1, 2022	$383,969
Renewed office lease	-
Amortization	(55,499)
Balances as of March 31, 2022	$328,470

The following table provides the changes in the Corporation’s operating lease liability for the three months ended March 31, 2023 and 2022 respectively:

(amounts in dollars)	Total

Balances as of January 1, 2023	$172,942
Renewed office lease	-
Repayments of lease liability	(60,434)
Interest expense	1,639
Balances as of March 31, 2023	$114,147
Lease liability due within one year	$114,147
Lease liability long term	$-

15

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

(amounts in dollars)	Total

Balances as of January 1, 2022	$391,459
Renewed office lease	-
Repayments of lease liability	(58,520)
Interest expense	5,962
Balances as of March 31, 2022	$338,901
Lease liability due within one year	$231,231
Lease liability long term	$107,670

We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 4.75% to 5.00% and the average remaining years for our lease are 0.46 years as of March 31, 2023.

The total future commitment payment amount for above lease is $115,476 comparing an outstanding lease liability of $114,147 as of March 31, 2023. The difference is due to interest expense.

The total future commitment payment amount for above lease is $344,863 comparing an outstanding lease liability of $338,901 as of March 31, 2022. The difference is due to interest expense.

6.	Commitments and Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not have any pending legal or administrative proceeding to which the Company is a party that will have a material effect on its business or financial condition other than the matters discussed below.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas. The Company disputes this allegation and is currently contesting the matter with the CRA. No resolution has been reached as of today’s date; however the Company is confident that its position will prevail.

In addition, the corporation has a future insurance premium payment of $368,414 as of March 31, 2023.

7.	Related Party Transactions:

The transactions we have with related parties include compensation arrangements for current compensation, share based compensation , and compensation under options, and share purchase as investor.

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months
	ended March 31,
	2023	2022
Salaries and bonus	$100,000	$300,000
Short-term employee benefits	492	584
Stock-based compensation	37,096	62,267
	$137,588	$362,851

16

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(in US dollars)

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended March 31, 2023 and 2022, respectively.

Our Chief Financial Officer receives no salary compensation as an individual and receives no deferred or incentive compensation. We do make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $46,066 for the period ended March 31, 2023

Our Corporate Legal Counsel receives no salary compensation as an individual and receives no deferred or incentive compensation. We do make payments based on contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $98,118 for the period ended March 31, 2023 and $97,500 for the period ended March 31, 2022, respectively.

7.	Subsequent events:

On April 17, 2023, a short-term loan agreement was signed with a related party for $1,000,000 of which $500,000 has been received as of the date these financial statements were available to be issued.

On April 19, 2023, the company issued 750,000 shares to its Chief Executive Officer in fulfilment of his 2022 contract.

Subsequent events have been evaluated through May 12, 2023, the date these financial statements were available to be released and noted no other events requiring disclosure.

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